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                                                                    EXHIBIT 23.1



The Board of Directors
Energy Partners, Ltd.:

We consent to incorporation by reference in the registration statements (No. 333-89044) on Form S-8 and (No. 333-91214) on Form S-3 of Energy Partners, Ltd. of our report dated February 9, 2004, with respect to the consolidated balance sheets of Energy Partners, Ltd. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 10-K of Energy Partners, Ltd.

Our report for the year ended December 31, 2003 refers to a change in the method of accounting for asset retirement obligations.


                                               KPMG LLP

New Orleans, Louisiana
March 8, 2004